Mail Stop 3561

July 14, 2006

Cindy Swank, President
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, WA 99202

> **Re: APD Antiquities, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for Fiscal Quarter Ended**
> **March 31, 2006**
> **Filed May 22, 2006**
> **File No. 0-50738**

Dear Ms. Swank:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures, page 10

1.   You refer to Rules 13a-14(c) and 15d-14(c) instead of Rules 13a-15 and 15d-15. Revise to refer to the rules that are relevant to your company. Also, please revise to eliminate the reference to your having just become a reporting company, since this would appear to be incorrect.

2.　　　We note your disclosure that your certifying officers concluded that your disclosure controls and procedures are "sufficiently effective" to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Also, revise to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that such information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

3.　　　We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met and cannot detect all deviations" Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your certifying officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements

4.　　　On page 9 of the document you state "Audited Financial Statements for this Form 10-KSB appear on pages F-1 through F-16". However, the financial statements included in this document do not appear to be audited as the statements are not marked as audited and you have not included a report from your independent registered accountants. Please revise to file audited financial statements in accordance with Item 310(a) of Regulation S-B and include the independent registered accountant's audit report in the Form 10-KSB.

Balance Sheet, page 16

5.　　　We note that the balance sheet does not appear to balance at either December 31, 2005 or December 31, 2004. We also note that the balance sheets included in the filing differ from the balance sheets for each respective date included in your other periodic reports, specifically the December 31, 2005 balance sheet shown in the March 31, 2006 Form 10-QSB and the December 31, 2004 balance sheet shown in the December 31, 2004 Form 10-KSB. Please revise the filing accordingly.

Statement of Stockholders' Equity, page 18

6.   This statement does not include the 250,000 shares of common stock issued for $25,000 in cash in 2005. You have reported 40,000 shares of common stock issued for cash in 2005 when this was apparently issued in 2004. You have reported the merger and recapitalization of the company in 2005 when this occurred in 2004. Please revise your statement of stockholders' equity to properly reflect these transactions.

Statement of Cash Flows, page 19

7.   We note that the statement appears to contain multiple errors and miscalculations. For example, you state the cash at the beginning of 2005 was $720 when the 2004 balance sheet reports ending cash of $8,993. The cash at the beginning of 2004 also appears to be incorrect. Also, you report a cash payment of $1,200 on your note payable in 2004 when the note payable still appears on the balance sheet as of December 31, 2004. Please revise your disclosure accordingly.

Exhibit 31.1 – Section 302 Certification, page 39

8.   Please tell us why you refer to "Absolute APD Antiquities, Inc." and not to APD Antiquities, Inc. in item 1 of the certification, or revise the certification.

9.   In various areas of the certification, you refer to a "quarterly" report. Please revise to refer to just the report.

10.   Revise to provide the certification as an exhibit to the Form 10-KSB and not to include it in the body of the Form.

Form 10-QSB as of March 31, 2006

Exhibit 31.1

11.   We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly. To the extent that additional disclosures are required to make the certification accurate, provide such disclosures under Item 8A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August 7, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies